

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 17, 2008

Shengcheng Wang
Chairman and Chief Executive Officer
China Mass Media International Advertising Corp.
6th Floor, Tower B, Corporate Square, 35 Finance St.
Xicheng District, Beijing 100032
People's Republic of China

> **Re:** **China Mass Media International Advertising Corp.**
> **Registration Statement on Form F-1**
> **Filed July 11, 2008**
> **File No. 333-152305**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 11

Our articles of associations contain anti-takeover provisions…, page 32

1. In the first sentence of this subsection, you state that your <u>third</u> amended and restated articles of association will become effective immediately upon completion of this offering. However, you also state in the third paragraph in the Description of Share Capital section on page 117 that your <u>second</u> amended and restated articles of association will become effective upon completion of this offering. You also switch between referring to the second amended and restated articles of association and the third amended and restated articles of association on pages 117 through 124. Please revise to correct these apparent discrepancies,

or explain the relationship between your second and third amended and restated articles of associations in more detail.

Management's Discussion and Analysis..., page 50

Shared Based Compensation, page 56

2.   Please update the disclosure of your option issuance activities on page 56, and elsewhere as applicable, to reflect the effects of both the stock dividend, which we note will be treated as a 1,000 for 1 share split, and the issuance of the Series A convertible preferred shares, which we note was treated as a stock split.

3.   Clarify for us the meaning of your statement on page 59 that "[w]e record compensation expenses equal to the differences between the consideration paid and the fair value of the shares over the requisite service period."

Financial Statements and Notes
Income Statement

4.   We note that you intend to distribute a stock dividend prior to the distribution of the preliminary prospectus. Present pro forma earnings per share data on the face of your income statement, for the most recent fiscal year and subsequent interim period, to give effect to the anticipated stock dividend. You should provide in a supporting footnote, disclosure of the stock dividend and an explanation of your calculation of the pro forma earnings per share data. Also provide similar disclosure within the summary and selected financial data.

15. Subsequent Events, page F-26

5.   Refer to subsection (b) on the commercial legal dispute with a contracted customer. We note that "[a]s of June 30, 2008, RMB 18,140,230 worth of contracted advertisements were broadcast but the corresponding fees have not yet been collected from the customer. The Company has not recognized any revenue from this customer since April 1, 2008." Please clarify in your disclosure if you did recognize revenues from this customer before April 1, 2008 and, if so, quantify the amount recognized. Also, disclose if you have recorded a reserve for an uncollectible account and if so, the amount of this reserve.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3459 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Jay Knight

for Larry Spirgel
Assistant Director

cc: by facsimile to (86-10) 6563-6002
       Alan Seem, Esq.
       Shearman & Sterling LLP